

January 9, 2018

Hermann Lübbert
Chief Executive Officer
Biofrontera AG
Hemmelrather Weg 201
D-51377 Leverkusen Germany

> **Re: Biofrontera AG**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted December 22, 2017**
> **CIK No. 0001712641**

Dear Mr. Lübbert:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS/A submitted on December 22, 2017

Cover Page

1. We note your statements that you have excluded shareholder subscription rights for a residual amount of ___ newly issued shares and that the new shares for which the subscription rights have not been exercised will be offered in this offering of ADSs. Please tell us whether you plan to wait until the expiration of the subscription period before requesting acceleration of this registration statement or if you plan to request acceleration of this registration statement prior to expiration of the pre-emptive rights. Additionally, clarify whether the number of ADSs you plan to register include the shares

underlying the subscription rights with plans to reduce the number of ADSs offered on a two-for-one basis based on the number of subscription rights exercised or if you will register additional ADSs following the expiration of the pre-emptive rights offering.   If you plan to register additional ADSs following expiration of the pre-emptive rights offering, please tell us how you plan to register these additional ADSs.

Use of Proceeds, page 56

2.   Please clarify whether the estimated proceeds from the offering include proceeds from the concurrent pre-emptive rights offering or if the proceeds from the US offering alone are sufficient to complete the identified uses.

Management, page 120

3.   We acknowledge your response to comment 6, which we reissue in part. The purpose of the signature requirement at issue in the No-Action Letter discussed in your response is distinguishable from the purpose of the signature requirement to Form F-1; furthermore, circumstances applicable in that case are not present here. Additionally, we note that Exchange Act Rule 10A-3(e)(2) provides that for purposes of the rule, in the case of foreign private issuers with two-tier board systems, the term "board of directors" means the supervisory or non-management board. Accordingly, upon public filing of your registration statement, please include the signatures of your supervisory board members, and to the extent nominees are not signatories to your registration statement, please include a written consent for such persons in accordance with Rule 438.

        You may contact Mark Brunhofer at (202) 551-3638 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Suzanne Hayes at (202) 551-3675 with any other questions.

                                                                Division of Corporation Finance
                                                                Office of Healthcare & Insurance

cc: Stephen Older